UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 26, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Dialog Semiconductor Trading Statement

Kirchheim/Teck, Germany, 26 April 2006 – The announcement of Dialog Semiconductor Plc’s Quarter 1 2006 results is postponed for a short time to complete a review of Display Driver inventory. The likely result of this review is the write off of EUR 4.6m of such inventory and, as a result of a lack of visibility in short term profitability, a further write off of EUR 15.3m being the carrying value of deferred tax assets. The deferred tax asset write off will have no cash flow impact and associated net tax losses will still be available to offset future taxable profits.

Revenues for Quarter 1 2006 were EUR 27.7m (2005: EUR 18.6m). It is anticipated that 2006 full year results will now show an operating loss. However, significant contract wins in the period give confidence for a positive 2007.

Contact
Birgit Hummel, Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	enquiry@diasemi.com
Internet	www.dialog-semiconductor.com/

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone	+44 207 831 3113

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date April 26, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO